QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

TIER REIT, INC.
(Name of Subject Company (Issuer) and Filing Person (Issuer))

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

88650V 208
(CUSIP Number of Class of Securities)

Telisa Webb Schelin
Chief Legal Officer, Executive Vice President and Secretary
TIER REIT, Inc.
17300 Dallas Parkway, Suite 1010
Dallas, Texas 75024
Telephone: (972) 483-2400
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of all communications, including communications sent to agent for service, should be sent to:
John T. Haggerty, Esq.
Goodwin Procter LLP
53 State Street
Boston, MA 02109
(617) 570-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$50,000,000	$5,810

*
Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to $50 million in value of common stock, par value $0.0001 per share, of TIER REIT, Inc.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2015, equals $116.20 per million dollars of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable.	Filing Party:	Not Applicable.
Form or Registration No.:	Not Applicable.	Date Filed:	Not Applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by TIER REIT, Inc., a Maryland corporation that has elected to be taxed as a real estate investment trust for U.S. federal income tax purposes (the "Company"), to purchase for cash up to $50 million in value of its common stock, par value $0.0001 per share (the "Common Stock"), at a price specified by the tendering stockholders of not greater than $21.00 nor less than $19.00 per share of Common Stock, net to the seller in cash, less any applicable withholding taxes and without interest, on the terms and subject to the conditions described in the Offer to Purchase, dated July 23, 2015 (the "Offer to Purchase"), a copy of which is filed herewith as Exhibit (a)(1)(A), and the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is filed herewith as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the "Offer". This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        The information contained in the Offer to Purchase and the Letter of Transmittal, respectively, as each may be amended or supplemented from time to time, is hereby incorporated by reference in response to certain items of this Schedule TO.

Item 1.    Summary Term Sheet.

        The information set forth under "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)
The name of the issuer is TIER REIT, Inc., a Maryland corporation. The address and telephone number of the Company's principal executive offices are: 17300 Dallas Parkway, Suite 1010, Dallas, Texas 75248; (972) 483-2400.

(b)
This Schedule TO relates to the Common Stock of the Company, par value $0.0001 per share. Immediately after the listing of the shares of Common Stock on the New York Stock Exchange on July 23, 2015, there were 50,061,336 shares of Common Stock issued and outstanding. The information set forth under "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

(c)
The information regarding the trading market and price of the Common Stock set forth in Section 7, "Price Range of Shares of Common Stock; Distributions", of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

(a)
TIER REIT, Inc., is the filing person and subject company. The Company's address and telephone number are set forth in Item 2(a) above, which is incorporated herein by reference. The names of the directors and executive officers of the Company are as set forth in Section 10, "Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares of Common Stock", of the Offer to Purchase, and such information is incorporated herein by reference. The business address and business telephone number of each director and executive officer of the Company is c/o TIER REIT, Inc., 17300 Dallas Parkway, Suite 1010, Dallas, Texas 75248; (972) 483-2400.

Item 4.    Terms of the Transaction.

(a)
The information regarding the material terms of the transaction set forth in the Offer to Purchase in "Summary Term Sheet", "Introduction", Section 1, "Number of Shares of Common Stock; Purchase Price; Proration; Odd Lots", Section 2, "Purpose of the Offer; Certain Effects of the Offer;

  Plans or Proposals", Section 3, "Procedures for Tendering Shares of Common Stock", Section 4, "Withdrawal Rights", Section 5, "Purchase of Shares of Common Stock and Payment of Purchase Price", Section 6, "Conditions of the Offer", Section 8, "Source and Amount of Funds", Section 10, "Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares of Common Stock", Section 13, "Material U.S. Federal Income Tax Consequences", and Section 14, "Extension of the Offer; Termination; Amendment", is incorporated herein by reference. There will be no material differences in the rights of the remaining security holders of the Company as a result of this transaction.

(b)
None of the Company's directors, executive officers or, to the Company's knowledge, any of the Company's affiliates intends to tender any of their shares of Common Stock in the Offer. Therefore, the Offer will increase the proportional holdings of the Company's directors, executive officers and affiliates. See Section 10, "Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares of Common Stock", of the Offer to Purchase, which is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(e)
The information regarding the Company's securities set forth in Section 10, "Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares of Common Stock", of the Offer to Purchase is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a)
The information regarding the purpose of the transaction set forth in Section 2, "Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals", of the Offer to Purchase is incorporated herein by reference.

(b)
The information regarding the treatment of Common Stock acquired pursuant to the Offer set forth in Section 2, "Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals", of the Offer to Purchase is incorporated herein by reference.

(c)
The information regarding any plans or proposals set forth in Section 2, "Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals", Section 7, "Price Range of Shares of Common Stock; Distributions", and Section 10, "Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares of Common Stock" of the Offer to Purchase is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

(a)
The information regarding the source of funds set forth in Section 8, "Source and Amount of Funds", of the Offer to Purchase is incorporated herein by reference.

(b)
There are no material conditions to the financing described in Item 7(a) above. If the primary financing plans fall through, the Company does not have any alternative financing arrangements or alternative financing plans.

(d)
A summary of the credit facility described in Item 7(a) above, borrowings under which will be used to fund purchase of the shares of Common Stock pursuant to the Offer, including the related fees and expenses, is incorporated herein by reference from the Company's Current Report on Form 8-K filed on July 2, 2015. The Company has not made any plans or arrangements to finance or repay such credit facility prior to its maturity.

Item 8.    Interest in Securities of the Subject Company.

(a)
The information set forth in Section 10, "Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares of Common Stock", of the Offer to Purchase is incorporated herein by reference.

(b)
The information set forth in Section 10, "Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares of Common Stock", of the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

(a)
The information set forth in the Offer to Purchase in "Summary Term Sheet" and Section 15, "Fees and Expenses", of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

(a)-(b)	Not applicable. Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company's financial statements are not considered material because (i) the consideration consists solely of cash, (ii) the Offer is not subject to any financing condition, and (iii) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.

Item 11.    Additional Information.

(a)(1)	The information set forth in Section 10, "Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares of Common Stock", of the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference to the Offer to Purchase to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.
(a)(2)	The information set forth in Section 12, "Certain Legal Matters; Regulatory Approvals", of the Offer to Purchase is incorporated herein by reference.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	None.
(b)
The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed herewith as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.
(c)
The Company will amend this Schedule TO to include documents that the Company may file with the Securities and Exchange Commission (the "SEC") after the date of the Offer to Purchase pursuant to Sections 13 (a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

Item 12.    Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated July 23, 2015.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 23, 2015.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 23, 2015.
(a)(1)(F)	Summary Advertisement, dated July 23, 2015.
(a)(5)(A)	Press Release issued by TIER REIT, Inc. on July 23, 2015.
(a)(5)(B)	Investor Presentation (previously furnished as Exhibit 99.3 to the Company's Current Report on Form 8-K filed with the SEC on July 7, 2015 and incorporated herein by reference).
(b)(1)
Amended and Restated Credit Agreement, dated as of June 30, 2015, by and among Tier Operating Partnership LP, as Borrower; TIER REIT, Inc., as Parent; the Financial Institutions party thereto and their assignees as Lenders; Wells Fargo Bank, National Association, as Administrative Agent; Wells Fargo Securities, LLC and J.P. Morgan Securities LLC, as Joint Lead Arrangers and Joint Bookrunners; JPMorgan Chase Bank, N.A., as Syndication Agent; and U.S. Bank National Association and Fifth-Third Bank as Co-Documentation Agent (included as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on July 20, 2015 and incorporated herein by reference).
(b)(2)
Amended and Restated Guaranty, dated as of June 30, 2015, by TIER REIT, Inc. and the subsidiary guarantors identified on the signature pages thereto in favor of Wells Fargo Bank, National Association in its capacity as Administrative Agent for the Lenders under the Credit Agreement (included as Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on July 20, 2015 and incorporated herein by reference).
(d)(1)	2005 Incentive Award Plan (included as Annex A to the Company's Definitive Proxy Statement on Schedule 14A filed with the SEC on April 15, 2005 and incorporated herein by reference).
(d)(2)	Amendment to 2005 Incentive Award Plan (including as Exhibit 10.3 to the Company's Annual Report on Form 10-K filed with the SEC on March 11, 2015 and incorporated herein by reference).
(d)(3)	Amendment No. 2 to 2005 Incentive Award Plan (including as Exhibit 10.4 to the Company's Annual Report on Form 10-K filed with the SEC on March 11, 2015 and incorporated herein by reference).
(d)(4)
Form of Restricted Stock Unit Award Agreement under the Company's 2005 Incentive Award Plan (included as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on June 25, 2013 and incorporated herein by reference).

Exhibit Number	Description
(d)(5)	Employment Agreement, dated as of September 1, 2012, by and between Behringer Harvard REIT I, Inc. (n/k/a TIER REIT, Inc.) and Scott W. Fordham (included as Exhibit 10.7 to the Company's Current Report on Form 8-K filed with the SEC on September 6, 2012 and incorporated herein by reference).
(d)(6)
First Amendment to Employment Agreement, effective as of May 27, 2014, by and between TIER REIT, Inc. and Tier Operating Partnership LP and Scott W. Fordham (included as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 27, 2014 and incorporated herein by reference).
(d)(7)
Second Amendment to Employment Agreement, effective as of January 27, 2015, by and between TIER REIT, Inc. and Tier Operating Partnership LP and Scott W. Fordham (included as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 2, 2015 and incorporated herein by reference).
(d)(8)
Third Amendment to Employment Agreement, effective as of July 15, 2015, by and between TIER REIT, Inc. and Tier Operating Partnership LP and Scott W. Fordham (included as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on July 15, 2015 and incorporated herein by reference).
(d)(9)
Employment Agreement, effective as of May 27, 2014, by and between TIER REIT, Inc. and Tier Operating Partnership LP and Dallas E. Lucas (included as Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on May 27, 2014 and incorporated herein by reference).
(d)(10)
First Amendment to Employment Agreement, effective as of January 27, 2015, by and between TIER REIT, Inc. and Tier Operating Partnership LP and Dallas E. Lucas (included as Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on February 2, 2015 and incorporated herein by reference).
(d)(11)
Second Amendment to Employment Agreement, effective as of July 15, 2015, by and between TIER REIT, Inc. and Tier Operating Partnership LP and Dallas E. Lucas (included as Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on July 15, 2015 and incorporated herein by reference).
(d)(12)
Employment Agreement, dated as of September 1, 2012, by and between Behringer Harvard REIT I, Inc. (n/k/a TIER REIT, Inc.) and William J. Reister (included as Exhibit 10.8 to the Company's Current Report on Form 8-K filed with the SEC on September 6, 2012 and incorporated herein by reference).
(d)(13)
First Amendment to Employment Agreement, effective as of May 27, 2014, by and between TIER REIT, Inc. and Tier Operating Partnership LP and William J. Reister (included as Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on May 27, 2014 and incorporated herein by reference).
(d)(14)
Second Amendment to Employment Agreement, effective as of January 27, 2015, by and between TIER REIT, Inc. and Tier Operating Partnership LP and William J. Reister (included as Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on February 2, 2015 and incorporated herein by reference).
(d)(15)
Third Amendment to Employment Agreement, effective as of July 15, 2015, by and between TIER REIT, Inc. and Tier Operating Partnership LP and William J. Reister (included as Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on July 15, 2015 and incorporated herein by reference).

Exhibit Number	Description
(d)(16)	Employment Agreement, dated as of September 1, 2012, by and between Behringer Harvard REIT I, Inc. (n/k/a TIER REIT, Inc.) and Telisa Webb Schelin (included as Exhibit 10.9 to the Company's Current Report on Form 8-K filed with the SEC on September 6, 2012 and incorporated herein by reference).
(d)(17)
First Amendment to Employment Agreement, effective as of May 27, 2014, by and between TIER REIT, Inc. and Tier Operating Partnership LP and Telisa Webb Schelin (included as Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on May 27, 2014 and incorporated herein by reference).
(d)(18)
Second Amendment to Employment Agreement, effective as of January 27, 2015, by and between TIER REIT, Inc. and Tier Operating Partnership LP and Telisa Webb Schelin (included as Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on February 2, 2015 and incorporated herein by reference).
(d)(19)
Third Amendment to Employment Agreement, effective as of July 15, 2015, by and between TIER REIT, Inc. and Tier Operating Partnership LP and Telisa Webb Schelin (included as Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on July 15, 2015 and incorporated herein by reference).
(d)(20)
Employment Agreement, dated as of September 1, 2012, by and between Behringer Harvard REIT I, Inc. (n/k/a TIER REIT, Inc.) and James E. Sharp (included as Exhibit 10.11 to the Company's Current Report on Form 8-K filed with the SEC on September 6, 2012 and incorporated herein by reference).
(d)(21)
First Amendment to Employment Agreement, effective as of May 27, 2014, by and between TIER REIT, Inc. and Tier Operating Partnership LP and James E. Sharp (included as Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the SEC on May 27, 2014 and incorporated herein by reference).
(d)(22)
Second Amendment to Employment Agreement, effective as of January 27, 2015, by and between TIER REIT, Inc. and Tier Operating Partnership LP and James E. Sharp (included as Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the SEC on February 2, 2015 and incorporated herein by reference).
(d)(23)
Third Amendment to Employment Agreement, effective as of July 15, 2015, by and between TIER REIT, Inc. and Tier Operating Partnership LP and James E. Sharp (included as Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the SEC on July 15, 2015 and incorporated herein by reference).
(g)	None.
(h)	None.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TIER REIT, INC.
By:	/s/ TELISA WEBB SCHELIN
Name:	Telisa Webb Schelin
Title:	Chief Legal Officer, Executive Vice President and Secretary

Date: July 23, 2015

 Exhibit Index

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated July 23, 2015.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 23, 2015.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 23, 2015.
(a)(1)(F)	Summary Advertisement, dated July 23, 2015.
(a)(5)(A)	Press Release issued by TIER REIT, Inc. on July 23, 2015.
(a)(5)(B)	Investor Presentation (previously furnished as Exhibit 99.3 to the Company's Current Report on Form 8-K filed with the SEC on July 7, 2015 and incorporated herein by reference).
(b)(1)
Amended and Restated Credit Agreement, dated as of June 30, 2015, by and among Tier Operating Partnership LP, as Borrower; TIER REIT, Inc., as Parent; the Financial Institutions party thereto and their assignees as Lenders; Wells Fargo Bank, National Association, as Administrative Agent; Wells Fargo Securities, LLC and J.P. Morgan Securities LLC, as Joint Lead Arrangers and Joint Bookrunners; JPMorgan Chase Bank, N.A., as Syndication Agent; and U.S. Bank National Association and Fifth-Third Bank as Co-Documentation Agent (included as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on July 20, 2015 and incorporated herein by reference).
(b)(2)
Amended and Restated Guaranty, dated as of June 30, 2015, by TIER REIT, Inc. and the subsidiary guarantors identified on the signature pages thereto in favor of Wells Fargo Bank, National Association in its capacity as Administrative Agent for the Lenders under the Credit Agreement (included as Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on July 20, 2015 and incorporated herein by reference).
(d)(1)	2005 Incentive Award Plan (included as Annex A to the Company's Definitive Proxy Statement on Schedule 14A filed with the SEC on April 15, 2005 and incorporated herein by reference).
(d)(2)	Amendment to 2005 Incentive Award Plan (including as Exhibit 10.3 to the Company's Annual Report on Form 10-K filed with the SEC on March 11, 2015 and incorporated herein by reference).
(d)(3)	Amendment No. 2 to 2005 Incentive Award Plan (including as Exhibit 10.4 to the Company's Annual Report on Form 10-K filed with the SEC on March 11, 2015 and incorporated herein by reference).
(d)(4)
Form of Restricted Stock Unit Award Agreement under the Company's 2005 Incentive Award Plan (included as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on June 25, 2013 and incorporated herein by reference).

Exhibit Number	Description
(d)(5)	Employment Agreement, dated as of September 1, 2012, by and between Behringer Harvard REIT I, Inc.(n/k/a TIER REIT, Inc.) and Scott W. Fordham (included as Exhibit 10.7 to the Company's Current Report on Form 8-K filed with the SEC on September 6, 2012 and incorporated herein by reference).
(d)(6)
First Amendment to Employment Agreement, effective as of May 27, 2014, by and between TIER REIT, Inc. and Tier Operating Partnership LP and Scott W. Fordham (included as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 27, 2014 and incorporated herein by reference).
(d)(7)
Second Amendment to Employment Agreement, effective as of January 27, 2015, by and between TIER REIT, Inc. and Tier Operating Partnership LP and Scott W. Fordham (included as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 2, 2015 and incorporated herein by reference).
(d)(8)
Third Amendment to Employment Agreement, effective as of July 15, 2015, by and between TIER REIT, Inc. and Tier Operating Partnership LP and Scott W. Fordham (included as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on July 15, 2015 and incorporated herein by reference).
(d)(9)
Employment Agreement, effective as of May 27, 2014, by and between TIER REIT, Inc. and Tier Operating Partnership LP and Dallas E. Lucas (included as Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on May 27, 2014 and incorporated herein by reference).
(d)(10)
First Amendment to Employment Agreement, effective as of January 27, 2015, by and between TIER REIT, Inc. and Tier Operating Partnership LP and Dallas E. Lucas (included as Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on February 2, 2015 and incorporated herein by reference).
(d)(11)
Second Amendment to Employment Agreement, effective as of July 15, 2015, by and between TIER REIT, Inc. and Tier Operating Partnership LP and Dallas E. Lucas (included as Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on July 15, 2015 and incorporated herein by reference).
(d)(12)
Employment Agreement, dated as of September 1, 2012, by and between Behringer Harvard REIT I, Inc. (n/k/a TIER REIT, Inc.) and William J. Reister (included as Exhibit 10.8 to the Company's Current Report on Form 8-K filed with the SEC on September 6, 2012 and incorporated herein by reference).
(d)(13)
First Amendment to Employment Agreement, effective as of May 27, 2014, by and between TIER REIT, Inc. and Tier Operating Partnership LP and William J. Reister (included as Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on May 27, 2014 and incorporated herein by reference).
(d)(14)
Second Amendment to Employment Agreement, effective as of January 27, 2015, by and between TIER REIT, Inc. and Tier Operating Partnership LP and William J. Reister (included as Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on February 2, 2015 and incorporated herein by reference).
(d)(15)
Third Amendment to Employment Agreement, effective as of July 15, 2015, by and between TIER REIT, Inc. and Tier Operating Partnership LP and William J. Reister (included as Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on July 15, 2015 and incorporated herein by reference).

Exhibit Number	Description
(d)(16)	Employment Agreement, dated as of September 1, 2012, by and between Behringer Harvard REIT I, Inc.(n/k/a TIER REIT, Inc.) and Telisa Webb Schelin (included as Exhibit 10.9 to the Company's Current Report on Form 8-K filed with the SEC on September 6, 2012 and incorporated herein by reference).
(d)(17)
First Amendment to Employment Agreement, effective as of May 27, 2014, by and between TIER REIT, Inc. and Tier Operating Partnership LP and Telisa Webb Schelin (included as Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on May 27, 2014 and incorporated herein by reference).
(d)(18)
Second Amendment to Employment Agreement, effective as of January 27, 2015, by and between TIER REIT, Inc. and Tier Operating Partnership LP and Telisa Webb Schelin (included as Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on February 2, 2015 and incorporated herein by reference).
(d)(19)
Third Amendment to Employment Agreement, effective as of July 15, 2015, by and between TIER REIT, Inc. and Tier Operating Partnership LP and Telisa Webb Schelin (included as Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on July 15, 2015 and incorporated herein by reference).
(d)(20)
Employment Agreement, dated as of September 1, 2012, by and between Behringer Harvard REIT I, Inc. (n/k/a TIER REIT, Inc.) and James E. Sharp (included as Exhibit 10.11 to the Company's Current Report on Form 8-K filed with the SEC on September 6, 2012 and incorporated herein by reference).
(d)(21)
First Amendment to Employment Agreement, effective as of May 27, 2014, by and between TIER REIT, Inc. and Tier Operating Partnership LP and James E. Sharp (included as Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the SEC on May 27, 2014 and incorporated herein by reference).
(d)(22)
Second Amendment to Employment Agreement, effective as of January 27, 2015, by and between TIER REIT, Inc. and Tier Operating Partnership LP and James E. Sharp (included as Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the SEC on February 2, 2015 and incorporated herein by reference).
(d)(23)
Third Amendment to Employment Agreement, effective as of July 15, 2015, by and between TIER REIT, Inc. and Tier Operating Partnership LP and James E. Sharp (included as Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the SEC on July 15, 2015 and incorporated herein by reference).
(g)	None.
(h)	None.

QuickLinks

  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
Exhibit Index